

07001332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodmen Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street
(No. and Street)

Omaha, Nebraska 68102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 997 VP
Vesta Pudenz 402-271-7990
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 23 2007 WASH. D.C. 185 SECTION

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0612-0787940

AB 2/28
AB 3/6

Oath or Affirmation

I, Vesta Pudenz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Woodmen Financial Services, Inc. as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Vesta Pudenz,
Financial Operations
Principal and Treasurer

GENERAL NOTARY - State of Nebraska
MARY ANN VENDITTE
My Comm. Exp. Aug. 13, 2009

Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

Woodmen Financial Services, Inc.

Financial Statements
And Supplemental Information

Years Ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying statements of financial condition of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 12, 2007

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 804,117**	$ 873,590
Receivables from brokers, dealers and others	**56,025**	32,410
Other receivables	**4,840**	1,934
Other assets	**74,724**	60,530
Total assets	**$ 939,706**	$ 968,464
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 45,062**	$ 27,072
Due to affiliate	**6,406**	11,920
Accounts payable and accrued expenses	**33,813**	13,072
Total liabilities	**85,281**	52,064
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**7,948,875**	6,448,875
Accumulated deficit	**(7,144,450)**	(5,582,475)
Total stockholder's equity	**854,425**	916,400
Total liabilities and stockholder's equity	**$ 939,706**	$ 968,464

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2006	2005
Revenues:		
Concession income	$ 1,648,561	$ 952,527
Interest income	21,662	3,046
Other income	4,206	4,562
Total revenues	1,674,429	960,135
Expenses:		
Commission expense	1,233,708	692,531
Licenses and fees	116,707	116,639
Professional fees	142,328	22,728
Salaries and related expenses	1,198,023	1,031,200
Other operating expenses	545,638	392,934
Total expenses	3,236,404	2,256,032
Net loss	$ (1,561,975)	$ (1,295,897)

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at January 1, 2005	$ 50,000	$ 4,298,875	$(4,286,578)	$ 62,297
Capital contributed from parent	–	2,150,000	–	2,150,000
Net loss	–	–	(1,295,897)	(1,295,897)
Balances at December 31, 2005	50,000	6,448,875	(5,582,475)	916,400
Capital contributed from parent	–	**1,500,000**	–	**1,500,000**
Net loss	–	–	(1,561,975)	(1,561,975)
Balances at December 31, 2006	$ 50,000	$ 7,948,875	$(7,144,450)	$ 854,425

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Cash flows from operating activities		
Net loss	**$ (1,561,975)**	$ (1,295,897)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Receivables from brokers, dealers and others	**(23,615)**	(13,011)
Other receivables	**(2,906)**	10,811
Other assets	**(14,194)**	(34,693)
Increase (decrease) in operating liabilities:		
Commissions payable	**17,990**	12,336
Accounts payable and accrued expenses	**20,741**	(52,816)
Due to affiliate	**(5,514)**	10,747
Net cash used in operating activities	**(1,563,958)**	(1,362,523)
Cash flows from financing activities		
Capital contributions from parent	**1,500,000**	2,150,000
Net cash provided by financing activities	**1,500,000**	2,150,000
Increase (decrease) in cash during year	**(63,958)**	787,477
Cash and cash equivalents at beginning of year	**873,590**	86,113
Cash and cash equivalents at end of year	**$ 809,631**	$ 873,590

See accompanying notes.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company), was incorporated on July 9, 2001 and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (Woodmen of the World). The Company began operating as a broker-dealer on July 1, 2002 upon its approval for membership in the National Association of Securities Dealers (NASD). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company is dependent upon capital contributions from Woodmen of the World to fund operations for the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking accounts and a money market account.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions for the sales of non-proprietary mutual funds by registered representatives and variable products offered by Woodmen of the World. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or Woodmen of the World. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

1. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

2. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc. Woodmen of the World is a tax-exempt fraternal benefit society.

The Company has accumulated net operating losses of $7,120,000 that can be carried forward to offset future taxable income until 2022 through 2026. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Management has established a valuation allowance for the full amount of the resultant net deferred tax asset of $2,421,000 at December 31, 2006 and $1,893,000 at December 31, 2005 because of the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforward.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $774,861 which was $769,176 in excess of the required net capital of $5,000. At December 31, 2006 the Company's ratio of aggregate indebtedness to net capital was 0.11006 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

4. Related Party Transactions

A portion of the Company's revenue is received from Woodmen of the World. The revenue is in the form of dealer concessions for the sales of variable products offered by Woodmen of the World, of which the majority is paid back to Woodmen of the World as commissions. Dealer concessions received from Woodmen of the World in 2006 and 2005 were $831,990 and $444,022, respectively. Commissions paid to Woodmen of the World in 2006 and 2005 were $759,633 and $400,683, respectively.

Substantially all of the Company's operating expenses represent allocations from or payments by Woodmen of the World, which are then reimbursed by the Company.

Supplemental Information

Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2006

Computation of Net Capital		
Total stockholder's equity		$854,425
Ownership equity not allowable		–
Total regulatory capital		854,425
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other receivables	$ 79,564	
Total deductions and/or charges		79,564
Net capital before haircuts on securities positions		774,861
Haircuts on securities	–	
Net Capital		$774,861
Computation of Basic Net Capital Requirement		
Minimum net capital required Note (A)		$ 5,685
Net capital requirement (minimum)		5,000
Net capital requirement		5,685
Excess net capital		769,176
Excess net capital at 100%		766,333
Computation of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition:		
Accounts payable	17,008	
Accrued expenses	4,956	
Commissions and bonuses payable	45,062	
Accrued agents license fee	16,846	
Other Current Liabilities	1,285	
Sales and use tax payable	124	85,281

Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1 (continued)

Computation of Net Capital (continued)

Total aggregate indebtedness	$ 85,281
Percentage of aggregate indebtedness to net capital	0.11006
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	-

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA Focus filing.

Woodmen Financial Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Woodmen Financial Services, Inc.

In planning and performing our audit of the financial statements of Woodmen Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13 and (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31. 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2007


END